Jared Kelly

1251 6th Avenue, 17th Floor

New York, NY 10020

T: (212) 419-5974

F: (212) 262-7402

E: JKelly@lowenstein.com

February 13, 2023

VIA EDGAR

Lauren Hamill and Laura Crotty

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ZyVersa Therapeutics, Inc. Registration Statement on Form S-1 Filed January 27, 2023 File No. 333-269442

Dear Ms. Hamill and Ms. Crotty:

On behalf of ZyVersa Therapeutics, Inc., a Delaware corporation (the “Company”), we hereby respond to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated February 10, 2023, relating to the Company’s Registration Statement on Form S-1 filed with the Commission on January 27, 2023. Where applicable, we make reference to the Company’s First Amendment to its Registration Statement on Form S-1/A filed with the Commission on February 13, 2023 (the “Amendment”). Capitalized terms not defined herein have the meanings ascribed to them in the Amendment.

Cover Page

Comment 1:

Please revise your heading on the cover page to also list the shares of common stock issuable upon the exercise of the warrants. In this regard, we note your statements throughout the prospectus that these underlying shares are also being registered pursuant to the registration statement.

Response:

In response to the Staff’s comment, the Company has updated its disclosure on the cover page.

Comment 2:

We note that your placement agents will sell your common stock and accompanying warrants on a “best efforts” basis. Please revise the cover page to provide all information required by Item 501(b)(8)(ii) and (iii) of Regulation S-K. Also, please tell us how the following disclosure on the cover page, and similar disclosure on page 149, is consistent with a best-efforts offering: “The delivery of the shares of Common Stock, the pre-funded warrants and the warrants to purchasers is expected to be made on or about [   ], 2023.” In the event the offering will not remain open for an extended period of time, please clarify.

Response:

In response to the Staff’s comment, the Company has updated its disclosure on the cover page and on page 149.

Comment 3:

Please revise the cover page to clearly state that this is a best efforts offering with no minimum and that your placement agents may not sell the entire amount of common stock being offered.

Response:

In response to the Staff’s comment, the Company has updated its disclosure on the cover page.

Comment 4:

We note your disclosure on the cover page that your offering of common shares and accompanying warrants will be at an “assumed” combined public offering price. Please tell us whether you plan to amend prior to effectiveness to include the final offering price as opposed to an assumed offering price. Also, please revise your cover page to disclose that the combined public offering price per share and accompanying warrant will be fixed for the duration of this offering.

Response:

In response to the Staff’s comment, the Company has updated its disclosure on the cover page. The Company has included the assumed offering price and will not amend the registration statement with a final offering price prior to effectiveness because the final offering price will be based on the Nasdaq minimum price (as defined by Nasdaq rules) on the date of consummation of the offering. The Company will update the final offering price in its final Rule 424 prospectus.

Comment 5:

Please revise your cover page to highlight your intention to use approximately $10.4 million of the net proceeds from your offering to redeem all of the PIPE Shares sold immediately prior to the closing of the Business Combination at 120% of the issue price. Please also explain, if true, that only net proceeds received in excess of this amount will be available for working capital and other general corporate purposes. In making your revisions, state the difference between 1) the aggregate amount received from the sale of the PIPE Shares immediately prior to the closing date of the Business Combination, and 2) the aggregate repurchase price of the PIPE shares.

Response:

In response to the Staff’s comment, the Company has updated its disclosure on the cover page.

Use of Proceeds, page 57

Comment 6:

We note your intention to use approximately $10.4 million of the net proceeds of the offering to redeem all of the PIPE Shares. However, we also note that this is a best efforts offering with no minimum offering amount. Please revise your disclosure to explain how proceeds will be allocated in the event you raise less than the full $10.4 million required to redeem all PIPE Shares.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 57 in the Use of Proceeds to state that the Company will not consummate this offering without receiving net proceeds after transaction expenses in an amount sufficient to redeem the PIPE Shares.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 119

Comment 7:

Please revise your liquidity and capital resources discussion to note the following: 1) that approximately 99% of the then-outstanding shares of Larkspur Class A common stock redeemed their shares in connection with the Business Combination; (2) the unlikelihood that the company will receive significant proceeds from exercises of the public warrants because of the disparity between the exercise price and the current trading price of the Class A Common Stock; and (3) your intended use of $10.4 million of the offering proceeds to redeem all of the PIPE shares In addition, discuss the effect of this offering on the company’s ability to raise additional capital.

Response:

In response to the Staff’s comment, the Company has added disclosure to page 120 regarding the Company’s liquidity and capital resources discussion. The Company has also added risk factor disclosure on pages 50, 54 and 55 regarding the unlikelihood the Company will receive proceeds from the exercise of certain warrants, the effect on the Company and its stockholders of redeeeming the PIPE Shares with the proceeds of this offering, and the effect of this offering on the price of the Company's Common Stock and its ability to raise additional capital.

PIPE Transactions and Related Agreements

PIPE Registration Rights Agreement, page 153

Comment 8:

Your statement on page 153 that “this registration statement” was filed to cover the resale of all the shares of common stock issuable upon conversion or exercise of the PIPE Shares and the PIPE warrants is not consistent with the remainder of the prospectus, which relates to a primary best efforts offering. Please reconcile.

Response:

In response to the Staff’s comment, the Company has deleted the language regarding the registration of underlying securities as such disclosure was unintentionally included and related to a separate registration statement filed concurrently by the Company.

General

Comment 9:

Where appropriate, revise the prospectus to discuss why you intend to exercise your right to redeem the PIPE Shares and the associated risks such redemption may pose to other shareholders given your liquidity and capital resources discussion. For example, discuss how the redemption of the PIPE Shares would impact the cash you have available for other purposes and to execute your business strategy, and how the repurchase of the PIPE Shares could impact the market price of the company’s common stock.

Response:

In response to the Staff’s comment, the Company has added a new risk factor disclosure on pages 50 and 54 regarding the effect of this offering on our ability to raise additional capital and on the price of our Common Stock and the potential adverse effect to the Company and its stockholders of redeeming the PIPE Shares with the proceeds of this offering, and has added additional disclosure to pages 4 and 6 in the Prospectus Summary regarding the purpose of the offering and the use of proceeds to redeem the PIPE Shares. The Company further directs the Staff to its response in Comment 7 above for the additional disclosure the Company has added to the liquidity and capital resources discussion, which is also applicable to this Comment 9.

Any questions regarding the contents of this letter or the Amendment should be addressed to me at (212) 419-5974. Please notify me once the Registration Statement has been declared effective.

Sincerely,

February 13, 2023	/s/ Jared Kelly
Jared Kelly

Cc: Stephen C. Glover, ZyVersa Therapeutics, Inc.